UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )*
Under the Securities Exchange Act of 1934

Eagle Materials Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26969P108
(CUSIP Number)
Michael D. Adamski Sachem Head Capital Management LP 250 West 55th Street, 34th Floor New York, New York 10019 212-714-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

Copies to:
Richard M. Brand
Joshua A. Apfelroth
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000

March 18, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26969P108	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 26969P108	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 26969P108	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 26969P108	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 26969P108	SCHEDULE 13D	Page 6 of 12

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Eagle Materials Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 5960 Berkshire Lane, Suite 900, Dallas, Texas 75225.

Item 2.	Identity and Background
(a), (f) This statement is being filed by:
(i)	Sachem Head Capital Management LP, a Delaware limited partnership (“Sachem Head”);
(ii)	Uncas GP LLC, a Delaware limited liability company (“SH Management”);
(iii)	Sachem Head GP LLC, a Delaware limited liability company (“Sachem Head GP”); and
(iv)	Scott D. Ferguson, a citizen of the United States of America (together with Sachem Head, SH Management and Sachem Head GP, the “Reporting Persons”).
The Reporting Persons have entered into a joint filing agreement, a copy of which is filed herewith as Exhibit 99.1.
(b) The address of the principal business and principal office of each of the Reporting Persons is 250 West 55th Street, 34th Floor, New York, New York 10019.
(c) Sachem Head’s principal business is to serve as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership (“SH”), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SHM”), and SH Old Quarry Master Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Old Quarry Master” and together with SH and SHM, the “Sachem Head Funds”).
SH Management’s principal business is to serve as the sole general partner of Sachem Head.
Sachem Head GP’s principal business is to serve as the general partner of certain affiliated funds, including SH and SHM.
The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.
(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 26969P108	SCHEDULE 13D	Page 7 of 12

Item 3.	Source and Amount of Funds or Other Consideration
The net investment costs (including commissions, if any) of the Common Stock and the Physically Settled Swaps (as defined below) referenced in Items 5 and 6 directly owned by the Sachem Head Funds is approximately $311,523,884. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.
Item 4.	Purpose of Transaction
The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.
The Reporting Persons intend to engage in discussions with the Issuer and the Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties on issues that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, board composition and the future of the Issuer.
The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including the solicitation of proxies, and may discuss such actions with the Issuer and the Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer
(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 4,100,000 shares of Common Stock (the “Subject Shares”), including 775,000 shares of Common Stock underlying Physically Settled Swaps (as defined below) that Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own upon satisfaction of certain conditions. The Subject Shares collectively represent approximately 8.9% of the outstanding shares of Common Stock based on 45,898,591 shares of Common Stock outstanding as of January 25, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on January 29, 2019.

CUSIP No. 26969P108	SCHEDULE 13D	Page 8 of 12
Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of)  3,000,000 of the Subject Shares, including 775,000 shares of Common Stock underlying the Physically Settled Swaps that Sachem Head GP may be deemed to beneficially own upon satisfaction of certain conditions, constituting 6.5% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons for the benefit of the Sachem Head Funds during the past sixty days.
(d) The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.
(e) Not applicable.

CUSIP No. 26969P108	SCHEDULE 13D	Page 9 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
SH and SHM have entered into notional principal amount derivative agreements in the form of physically settled swaps (the “Physically Settled Swaps”) with respect to 667,684 and 107,316 shares of Common Stock, respectively, that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. The counterparties to the Physically Settled Swaps are unaffiliated third party financial institutions.
The Sachem Head Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.
Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

CUSIP No. 26969P108	SCHEDULE 13D	Page 10 of 12

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2	Trading data.

CUSIP No. 26969P108	SCHEDULE 13D	Page 11 of 12

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 28, 2019

SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

CUSIP No. 26969P108	SCHEDULE 13D	Page 12 of 12

INDEX TO EXHIBITS
Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2	Trading data.